Exhibit 4.5

DESCRIPTION OF SECURITIES OF JASPER THERAPEUTICS, INC.

The following summary of certain provisions of the securities of Jasper Therapeutics, Inc. (the “Company”) does not purport to be complete and is subject to the Company’s Second Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), the Company’s Third Amended and Restated Bylaws (the “Bylaws”) and the provisions of applicable law. Copies of the Certificate of Incorporation and the Bylaws are filed as exhibits to the Company’s Annual Report on Form 10-K to which this document is an exhibit.

Authorized and Outstanding Stock

The Certificate of Incorporation authorizes the issuance of 502,000,000 shares of common stock of which: (a) 490,000,000 shall be voting common stock, par value $0.0001 per share (the “Voting Common Stock”) and (b) 2,000,000 shall be non-voting common stock, par value $0.0001 per share (the “Non-Voting Common Stock” and, together with the Voting Common Stock, the “Common Stock”), and 10,000,000 shares of undesignated preferred stock, par value $0.0001 per share (the “Preferred Stock”).

Common Stock

Under the Certificate of Incorporation, holders of Voting Common Stock and Non-Voting Common Stock have identical rights other than with respect to voting and conversion rights, each as described below. There were no shares of Non-Voting Common Stock outstanding as of March 27, 2026.

Voting Rights

Except as otherwise expressly provided in the Certificate of Incorporation or as required by applicable law, on any matter that is submitted to a vote by the Company’s stockholders, holders of Voting Common Stock will be entitled to one vote per share of Voting Common Stock, and holders of Non-Voting Common Stock will not be entitled to any votes per share of Non-Voting Common Stock, including for the election of directors.

Conversion Rights

Holders of Voting Common Stock do not have conversion rights, while holders of Non-Voting Common Stock have the right to convert each share of Non-Voting Common Stock held by such holder into one share of Voting Common Stock at such holder’s election by providing written notice to the Company, provided that as a result of such conversion, such holder, together with its affiliates and any members of a Schedule 13(d) group with such holder, would not beneficially own in excess of 9.9% of Voting Common Stock following such conversion. However, this ownership limitation may be increased to any other percentage designated by such holder of Non-Voting Common Stock (and applicable only to such holder) upon 61 days’ prior written notice to the Company or decreased to any other percentage designated by such holder of Non-Voting Common Stock (and applicable only to such holder) at any time upon prior written notice to the Company. Holders of Non-Voting Common Stock are also permitted to make certain transfers to non-affiliates upon which such transferred shares would immediately convert to shares of Voting Common Stock upon the written request of the original holder and the written certification from the transferee holder of its non-affiliation with the original holder of such Non-Voting Common Stock.

Dividends

Holders of Common Stock are entitled to receive ratably any dividends declared by the Company’s Board of Directors (the “Board”) or a committee thereof out of funds legally available for that purpose, subject to any preferential dividend rights of any then outstanding Preferred Stock. The Common Stock does not have preemptive rights or other subscription rights or redemption or sinking fund provisions.

Liquidation, Dissolution and Winding Up

In the event of the Company’s voluntary or involuntary liquidation, dissolution or winding up, its net assets will be distributed pro rata to the holders of Common Stock, subject to any liquidation preference of any then outstanding Preferred Stock. The holders of Non-Voting Common Stock will rank on parity with holders of Voting Common Stock as to such distributions.

Preemptive or Other Rights

Holders of Common Stock have no preemptive or other subscription rights, and there are no sinking fund or redemption provisions applicable to the Common Stock.

Election of Directors

The Board is divided into three classes, Class I, Class II and Class III, with only one class of directors being elected in each year and each class serving a three-year term. There is no cumulative voting with respect to the election of directors.

Listing

The Voting Common Stock is listed on the Nasdaq Capital Market under the symbol “JSPR.”

Preferred Stock

The Certificate of Incorporation provides that shares of Preferred Stock may be issued from time to time in one or more series. The Board is authorized to fix the number of shares applicable to any such series of Preferred Stock and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional or other rights and such qualifications, limitations or restrictions thereof. The Board will be able to, without stockholder approval, issue Preferred Stock with voting and other rights that could adversely affect the voting power and other rights of the holders of Common Stock and could have anti-takeover effects. The ability of the Board to issue Preferred Stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of the Company or the removal of existing management. As of March 27, 2026, there were no shares of Preferred Stock outstanding.

Certain Anti-Takeover Provisions of Delaware Law

Special Meetings of Stockholders

The Bylaws provide that special meetings of stockholders may be called only by a majority vote of the Board, by the Chairman of the Board, or by the Company’s Chief Executive Officer. The Bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

The Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely under the Bylaws, a stockholder’s notice will generally need to be received by the corporate secretary at the Company’s principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 60 days after the anniversary of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so received not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting and the 10th day following the day on which notice of the date of such annual meeting was mailed or public announcement of the date of such meeting is first made, whichever first occurs. Pursuant to Rule 14a-8 of the Exchange Act, stockholders seeking to have proposals included in the Company’s annual proxy statement must comply with the notice periods contained therein. The Bylaws specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude the Company’s stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Authorized but Unissued Shares

The authorized but unissued Common Stock and Preferred Stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Written Consent by Stockholders

The Certificate of Incorporation and the Bylaws provide that no action shall be taken by the Company’s stockholders except at an annual or special meeting of stockholders called in accordance with the Bylaws, and no action shall be taken by the stockholders by written consent or electronic transmission.

Amendments to Certificate of Incorporation and Bylaws

The Certificate of Incorporation requires the affirmative vote of the holders of at least 66⅔% of the voting power of all of the then-outstanding shares of the Company’s capital stock entitled to vote generally in the election of directors, voting together as a single class to alter, amend or appeal Articles V (regarding directors), VI (regarding indemnification), VII (exclusive forum) or VIII (regarding amendments of the Certificate of Incorporation) of the Certificate of Incorporation (provided that as of September 24, 2024, such reference to “66⅔%” shall be deemed to be “50%”).

The Bylaws provide that they may be adopted, amended, or repealed by the Company’s stockholders by the affirmative vote of the holders of at least 66⅔% of the voting power of all of the Company’s then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class (provided that as of September 24, 2024, such reference to “66⅔%” shall be deemed to be “50%”).

Removal of Directors

The Certificate of Incorporation provides that, subject to the rights of any series of Preferred Stock, directors may be removed at any time, but only for cause and only by the affirmative vote of 66⅔% of the voting power of all then outstanding capital stock entitled to vote generally at an election of directors, voting together as a single class (provided that as of September 24, 2024, such reference to “66⅔%” shall be deemed to be “50%”).

Exclusive Forum Selection

The Certificate of Incorporation and the Bylaws provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following claims or causes of actions or proceedings under Delaware statutory or common law: (i) any derivative action or claim brought on the Company’s behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of the Company’s current or former directors, officers or other employees to the Company or its stockholders; (iii) any action or proceeding asserting a claim against the Company or any of its current or former directors, officers or other employees, arising out of or pursuant to any provision of the General Corporate Law of the State of Delaware (“DGCL”), the Certificate of Incorporation or the Bylaws; (iv) any action asserting a claim against the Company or any of its directors, officers, or other employees governed by the internal-affairs doctrine or otherwise related to the Company’s internal affairs; (v) any action or claim to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws; and (vi) any action or claim as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. Further, pursuant to the Certificate of Incorporation and the Bylaws, these foregoing provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity holding, owning or otherwise acquiring any interest in shares of the Company’s capital stock shall be deemed to have notice of and to have consented to such provisions.

Although the Company believes these provisions benefit the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which they apply, a court may determine that these provisions are unenforceable, and to the extent they are enforceable, the provisions may have the effect of discouraging lawsuits against the Company’s directors and officers, although the Company’s stockholders will not be deemed to have waived the Company’s compliance with federal securities laws and the rules and regulations thereunder. Additionally, the Company cannot be certain that a court will decide that these provisions are either applicable or enforceable, and if a court were to find the choice of forum provisions contained in the Certificate of Incorporation and the Bylaws to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, operating results and financial condition.

The Certificate of Incorporation provides that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Certificate of Incorporation and the Bylaws provide that the federal district courts of the United States are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant named in such complaint.

Section 203 of the Delaware General Corporation Law

The Company is subject to provisions of Section 203 of the DGCL regulating corporate takeovers under the Certificate of Incorporation. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

●	a stockholder who owns 15% or more of the Company’s outstanding voting stock (otherwise known as an “interested stockholder”);

●	an affiliate of an interested stockholder; or

●	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of the Company’s assets. However, the above provisions of Section 203 do not apply if:

●	the Board approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

●	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of the Company’s voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

●	on or subsequent to the date of the transaction, the Company’s initial business combination is approved by the Board and authorized at a meeting of the Company’s stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with the Board because the stockholder approval requirement would be avoided if the Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in the Board, and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Limitation on Liability and Indemnification of Directors and Officers

The Certificate of Incorporation eliminates directors’ liability for monetary damages to the fullest extent permitted by applicable law and eliminates officers’ personal liability to the Company or its stockholders for monetary damages for breach of fiduciary duty as an officer. The Certificate of Incorporation and the Bylaws require the Company to indemnify and advance expenses to, to the fullest extent permitted by applicable law, its directors and officers. The Certificate of Incorporation and the Bylaws authorize the Board to determine whether to indemnify and advance expenses to, as set forth in the DGCL or any other applicable law, the Company’s employees and other agents. Further, the Certificate of Incorporation prohibits any retroactive changes to the rights or protections or increase the liability of any director or officer in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification. The Company believes that these provisions in the Certificate of Incorporation and the Bylaws are necessary to attract and retain qualified persons as directors and officers. However, these provisions may discourage stockholders from bringing a lawsuit against the Company’s directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Public Warrants

As of March 27, 2026, the Company had 4,999,863 outstanding warrants to purchase an aggregate of 499,986 shares of Voting Common Stock (the “Public Warrants”) with an exercise price of $115.00 per share for every ten Public Warrants, all of which are currently excisable. The Public Warrants will expire on September 24, 2026, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

If the Voting Common Stock is at the time of any exercise of a Public Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but the Company will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. Once the Public Warrants become exercisable, the Company may call the Public Warrants for redemption:

●	in whole and not in part;

●	at a price of $0.10 per warrant;

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

●	if, and only if, the reported last sale price of Voting Common Stock equals or exceeds $180.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders.

If and when the Public Warrants become redeemable by the Company, it may exercise its redemption right if the issuance of shares of Voting Common Stock upon exercise of the Public Warrants is not exempt from registration or qualification under applicable state blue sky laws or the Company is unable to effect such registration or qualification.

The Company has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and the Company issues a notice of redemption of the Public Warrants, each warrant holder will be entitled to exercise its Public Warrant prior to the scheduled redemption date. However, the price of Voting Common Stock may fall below the $180.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $115.00 warrant exercise price after the redemption notice is issued.

If the Company calls the Public Warrants for redemption as described above, the Company’s management will have the option to require any holder that wishes to exercise its Public Warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their Public Warrants on a “cashless basis,” the Company’s management will consider, among other factors, the Company’s cash position, the number of Public Warrants that are outstanding and the dilutive effect on its stockholders of issuing the maximum number of shares of Voting Common Stock issuable upon the exercise of the Public Warrants. If the Company’s management takes advantage of this option, all holders of Public Warrants would pay the exercise price by surrendering their Public Warrants for that number of shares of Voting Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Voting Common Stock underlying the Public Warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the Public Warrants by (y) the fair market value. The “fair market value” shall mean the average last reported sale price of Voting Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Public Warrants. If the Company’s management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Voting Common Stock to be received upon exercise of the Public Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a Public Warrant redemption. The Company believes this feature is an attractive option if the Company does not need the cash from the exercise of the Public Warrants after the closing.

A holder of a Public Warrant may notify the Company in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Public Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the Public Warrant agent’s actual knowledge, would beneficially own in excess of 4.8% or 9.8% (or such other amount as a holder may specify) of the shares of Voting Common Stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of Voting Common Stock is increased by a stock dividend payable in shares of Voting Common Stock, or by a split-up of shares of Voting Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Voting Common Stock issuable on exercise of each Public Warrant will be increased in proportion to such increase in the outstanding shares of Voting Common Stock. A rights offering to holders of Voting Common Stock entitling holders to purchase shares of Voting Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Voting Common Stock equal to the product of (i) the number of shares of Voting Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Voting Common Stock) multiplied by (ii) one minus the quotient of (x) the price per share of Voting Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Voting Common Stock, in determining the price payable for Voting Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Voting Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of Voting Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if the Company, at any time while the Public Warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to the holders of Voting Common Stock on account of such shares of Voting Common Stock (or other shares of the Company’s capital stock into which the Public Warrants are convertible), other than (a) as described above, or (b) certain ordinary cash dividends, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Voting Common Stock in respect of such event.

If the number of outstanding shares of Voting Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Voting Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Voting Common Stock issuable on exercise of each Public Warrant will be decreased in proportion to such decrease in outstanding shares of Voting Common Stock.

Whenever the number of shares of Voting Common Stock purchasable upon the exercise of the Public Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Voting Common Stock purchasable upon the exercise of the Public Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Voting Common Stock purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Voting Common Stock (other than those described above or that solely affects the par value of such shares of Voting Common Stock), or in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of outstanding shares of Voting Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the holders of the Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Public Warrants and in lieu of the shares of Voting Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Public Warrants would have received if such holder had exercised their Public Warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Voting Common Stock in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Public Warrant properly exercises the Public Warrant within thirty days following public disclosure of such transaction, the Public Warrant exercise price will be reduced as specified in the warrant agreement, dated as of November 19, 2019, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (“Warrant Agreement”) based on the Black-Scholes value (as defined in the Warrant Agreement) of the Public Warrant. The Public Warrants will be issued in registered form under the Warrant Agreement. The Warrant Agreement provides that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants.

The Public Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to the Company, for the number of Public Warrants being exercised. The warrant holders do not have the rights or privileges of holders of Voting Common Stock or any voting rights until they exercise their Public Warrants and receive shares of Voting Common Stock. After the issuance of shares of Voting Common Stock upon exercise of the Public Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the Public Warrants. If, upon exercise of the Public Warrants, a holder would be entitled to receive a fractional interest in a share, the Company will, upon exercise, round down to the nearest whole number of shares of Voting Common Stock to be issued to the warrant holder.

Listing

The Public Warrants are listed on the Nasdaq Capital Market under the symbol “JSPRW.”

Warrants

As of March 27, 2026, in addition to the Public Warrants, the Company had outstanding warrants to purchase up to an aggregate of 13,020,707 shares of Voting Common Stock, as follows:

●	common warrants to purchase up to an aggregate of 12,345,707 shares of Voting Common Stock with an exercise price of $2.92 per share, all of which are currently exercisable (subject to certain beneficial ownership limitations) and expire on March 22, 2030 (the “Common Warrants”); and

●	pre-funded warrants to purchase up to an aggregate of 675,000 shares of Voting Common Stock, with an exercise price of $0.0001 per share, all of which are currently exercisable (subject to certain beneficial ownership limitations) and expire on the date the applicable warrant is exercised in full (the “Pre-Funded Warrants”).

The Common Warrants and the Pre-Funded Warrants contain provisions for the adjustment of the exercise price and the number of shares issuable upon exercise of the applicable warrant in the event of stock dividends, stock splits or similar transactions. In addition, the Common Warrants and the Pre-Funded Warrants contain a “cashless exercise” feature that allows the holders thereof to exercise the warrants without a cash payment to the Company under certain circumstances. The Common Warrants and the Pre-Funded Warrants also contain provisions that provide certain rights to the warrantholders in the event of a fundamental transaction, including a merger or consolidation with or into another entity, such as:

●	the right to receive the same amount and kind of consideration paid to the holders of Voting Common Stock in the fundamental transaction; or

●	solely with respect to the Common Warrants, the right to require the Company to repurchase the unexercised portion of certain warrants at the warrant’s respective fair value using the Black Scholes option pricing formula.